Exhibit 99(a)(13)

FAQ Sierra Wireless Offer for Wavecom

The tender offers described herein are being made for the ordinary shares (the “Shares”), American depositary shares (the “ADSs”) and convertible bonds (the “OCEANEs”) of Wavecom. This FAQ is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the Shares, ADSs and OCEANEs of Wavecom is being made only pursuant to the offer to purchase and related materials that Sierra Wireless filed with the French Autorité des marchés financiers (the “AMF”) as a note d’information, or the Tender Offer Statement on Schedule TO Sierra Wireless filed with the U.S. Securities and Exchange Commission (the “SEC”). Wavecom security holders and other investors should read carefully the Tender Offer Statement on Schedule TO and the note d’information, as well as the Schedule 14D-9 and note en réponse Wavecom has filed with the SEC and AMF, respectively, and any amendments or supplements thereto, prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer. Wavecom security holders and other investors can obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (www.amf-france.org), and with the SEC from the SEC’s website (www.sec.gov), in each case without charge. Such materials filed by Sierra Wireless will also be available for free at Sierra Wireless’s website (www.sierrawireless.com).

U.S. holders (“U.S. Holders”) (within the meaning of Rule 14d-1(d) of the United States Securities Exchange Act of 1934) of any Wavecom securities may not tender their securities into the French Offer. No ADSs, wherever the holder is located, may be tendered into the French Offer. U.S. Holders of Shares and OCEANEs, as well as holders of ADSs, wherever the holder is located, may only tender their Shares, OCEANEs and ADSs into the U.S. Offer. Certain statements in this FAQ apply solely to the French Offer and do not apply to U.S. Holders of Wavecom securities. This document does not constitute an offer to purchase any securities or a solicitation of an offer to sell any securities held by U.S. Holders, nor does it constitute an offer to purchase any ADSs, wherever held, or a solicitation of an offer to sell any ADSs, wherever held. This FAQ is qualified in its entirety by reference to the U.S. Offer to Purchase, as amended and originally filed with the SEC by Sierra Wireless France SAS on January 8, 2009 (the “U.S. Offer to Purchase”) and the note d’information, which received the visa of the AMF on January 6, 2009, and does not supplement, amend or modify the U.S. Offer to Purchase, the note d’information, the U.S. Offer (as defined below) or the French Offer (as defined below). This FAQ is provided for informational purposes only.

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The transaction:

• Who is Sierra Wireless?

Sierra Wireless, Inc. (“Sierra Wireless”) is a global leader in the wireless modem and machine to machine communications (M2M) markets. Sierra Wireless develops and markets modems and software that connect people and systems via mobile broadband networks around the world. Sierra Wireless offers a diversified portfolio of products addressing the following market segments: enterprise, public service, equipment, specialized industries, and vertical M2M markets. Sierra Wireless also offers consulting services to clients in need of expertise in the areas of wireless design, integration and certification with wireless operators. For more information about Sierra Wireless, please visit www.sierrawireless.com

• Why has Sierra Wireless chosen to acquire Wavecom?

The combination of Sierra Wireless and Wavecom would create a global leader in wireless data in the wireless M2M and mobile computing markets. Together, the combined company would have a significant market position, diversified product offering, be able to penetrate the growing M2M market and be well positioned to take advantage of overall market growth. Finally, the combined company would have a greater geographical footprint allowing it to create numerous synergies.

In short, this acquisition would enable Sierra Wireless to establish a significant and lasting impact in the M2M market, which would have been difficult to reach through organic growth. This acquisition would also enable Sierra Wireless to diversify its customer base, thereby reducing its customer concentration.

• Why are there two tender offers and what are the differences between them?

Wavecom’s Shares and OCEANEs are listed and traded on the Eurolist by Euronext™ market (“Euronext”) in France, and its ADSs are listed on the Nasdaq Global Market (“Nasdaq”) in the United States and, as a result, Wavecom is subject to the securities laws, rules and regulations of France and the United States. Accordingly, Sierra Wireless France SAS (“Sierra Wireless France”) is conducting two separate but substantially similar tender offers in France (the “French Offer”) and the United States (the “U.S. Offer”). The French Offer and the U.S. Offer are collectively referred to herein as the “Offers”. The primary difference between the Offers is that the U.S. Offer is made only to U.S. holders of Shares and OCEANEs and to holders of ADSs, wherever located, while the French Offer is made to holders of Shares and OCEANEs outside of the U.S (subject to applicable local law and regulations). Holders tendering Shares and OCEANEs in the Offers will be paid in euros, while holders tendering ADSs in this Offer will be paid in U.S. dollars.

• What is the price offered by Sierra Wireless France for Wavecom OCEANEs Shares, and ADSs?

Sierra Wireless France is offering € 8.50 in cash per Share, the U.S. dollar equivalent of €8.50 per ADS, and € 31.93 (plus unpaid accrued interest) per OCEANE.

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The offer for Wavecom Shares is “all cash” and represents a premium of:

• 108.3% over the closing price of € 4.08 of Wavecom Shares on October 3, 2008; which was the closing price on the last trading day prior to the public announcement of the Gemalto offer);

• 93.7% over the average closing price of Wavecom Shares, weighted by volume, for the one month period prior to October 3, 2008;

• 82.4% over the average closing price of Wavecom Shares, weighted by volume, for the 3 month period prior to October 3, 2008; and

• 53.9% over the average closing price of Wavecom Shares, weighted by volume, for the 6 month period prior to October 3, 2008.

The offer for Wavecom OCEANEs is “all cash” and represents a premium of:

• 74.1% over the closing price of € 18.34 of Wavecom OCEANEs on October 3, 2008 (corresponding to the closing price on the last trading day prior to the public announcement of the Gemalto offer);

• 74.0% over the average closing price of Wavecom OCEANEs for the one month period prior to October 3, 2008;

• 71.1% over the average closing price of Wavecom OCEANEs for the 3 month period prior to October 3, 2008; and

• 63.1% over the average closing price of Wavecom OCEANEs for the 6 month period prior to October 3, 2008.

• What does the Wavecom Board of Directors think of the Offers?

The Board of Directors of Wavecom unanimously decided that the bid for Wavecom by Sierra Wireless France is in the best interest of Wavecom, its employees, its securityholders and its other stakeholders.

In addition, the founders of Wavecom fully support the offer by Sierra Wireless France and have pledged all their Shares to this offer, representing approximately 21% of the total outstanding Shares.

Technical details concerning the Offers

• What is the timetable of the Offers and what are the main stages until the closing of the transaction?

The timetable for the Offers is as follows:

Timetable for the French Offer

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December 2, 2008	Draft Offer Document of Sierra Wireless France filed with AMF, hard copies of the draft Offer Document made available to public and posted to the AMF’s website (www.amf-france.org)

December 22, 2008	Draft Reply Document of Wavecom, including Opinion of the independent expert, filed with the AMF

January 6, 2009	Publication of the AMF’s certificate of compliance and the final Offer Document AMF Visa on the Reply Document

January 8, 2009	Offer Document and Reply Document available to public, in accordance with the requirements of Article 231-27 of the AMF’s general regulation

January 8, 2009	Publication of the “Other information” documents relating to Sierra Wireless France and Wavecom, in accordance with the requirements of Article 231-28 of the AMF’s general regulation

January 8, 2009	Publication of the tombstone advertisement informing the public of the availability of the documents relating to the Offer, as well as the ‘“Other information” documents

January 9, 2009	Launch of Offer

February 12, 2009	Offer closes

February 25, 2009	Publication of results of the Offer by the AMF

March 4, 2009	Settlement date (of the initial Offer)

March 11, 2009	If the Offer is a success, reopening of the Offer

March 24, 2009	Closing of the reopened offer period

Timetable for the U.S. Offer

The U.S. Offer is expected to close on the same date as the French Offer.

• How and when will the settlement of Shares and OCEANEs be made for securities tendered in the French Offer?

For holders of Shares and OCEANEs who have tendered their securities during the initial Offer period (from January 9 to February 12, 2009), settlement will occur on March 4, 2009.

• How and when will settlement of Shares, OCEANEs, and ADSs be made for securities tendered in the U.S. Offer?

Sierra Wireless France will deposit the purchase price with the French custodian for Bank of New York Mellon (the “U.S. Tender Agent”), which will act as agent for the purpose of receiving payments from Sierra Wireless France and transmitting such payments to tendering securityholders. In all cases, payment for tendered securities will be made only after timely receipt by the U.S. Tender Agent of all requisite documentation. ADS holders will be paid after the U.S. Tender Agent has received payment from us and has converted that payment from euros into U.S. dollars.

The final settlement date for the U.S. Offer is expected to be up to approximately 15 to 18 French Trading Days (meaning days on which Euronext is open for trading) following the final expiration of the U.S. Offer. With respect to tendered ADSs only,

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the cash consideration will be payable in U.S. dollars calculated by using the spot market exchange rate for the U.S. dollar against the euro on the date on which the U.S. Tender Agent receives confirmation of the deposit of the euro funds in its account at its French custodian, which is anticipated to be up to approximately 12 to 18 French Trading Days following the final expiration of the U.S. Offer. Allowing two business days for the conversion of funds from euros to U.S. dollars, the U.S. Tender Agent is expected to pay for ADSs accepted in the U.S. Offer approximately 14 to 20 French Trading Days after the final expiration of the U.S. Offer.

• Are there any conditions to the Offers?

The Offers are conditioned upon there being validly tendered in accordance with the terms of the Offers and not withdrawn prior to the expiration of the Offers that number of Shares (including Shares represented by ADSs) that represent at least 50% plus one voting right of Wavecom’s voting rights (the “Minimum Tender Condition”).

For the purposes of determining whether the Minimum Tender Condition has been satisfied, the following will be taken into consideration:

• for the numerator: all the Shares validly tendered to the Offers (including Shares represented by ADSs) as of the date of closing of the last of the two Offers; and

• for the denominator: all existing Shares of Wavecom as of the date of closing of the last of the two Offers, including Shares represented by ADSs (less all the treasury shares).

NB - The results of the Offers will not be known prior to the publication by the AMF of the official results of the Offers.

• What are the restrictions on the French Offer?

The French Offer is made only in France, and the information documents relating to the French Offer are not intended to be distributed in countries other than France.

The French Offer has not been registered or approved outside of France.

• How do I tender my Wavecom securities into the French Offer?

U.S. Holders of any Wavecom securities may not tender into the French Offer. No ADSs, wherever the holder is located, may be tendered into the French Offer. U.S. Holders of Shares and OCEANEs, as well as holders of ADSs, wherever the holder is located, may only tender their Shares, OCEANEs and ADSs into the U.S. Offer. This section (and certain others) apply solely to the French Offer.

Wavecom shareholders and holders of OCEANEs who are not U.S. Holders and who wish to tender their Shares or OCEANEs into the French Offer under the conditions proposed in the French Offer Document (note d’information) should give their financial intermediaries an order to sell, using the appropriate form which may be obtained from such Financial intermediaries, no later than February 12, 2009, the scheduled initial expiration date of the French Offer. This process should be undertaken with sufficient time to allow for the processing of the order. After appropriate instructions to tender have been received, the financial intermediary will then transfer the Shares and the Wavecom OCEANEs to its account with Euronext Paris.

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Registered holders of Wavecom securities outside the U.S. should ask their financial intermediary to cause their “nominative administered” Shares or Wavecom OCEANEs to be tendered into the French Offer. Euronext will then transfer the securities to the bank, including service charges for conversion into bearer instruments so that they can be transferred to Sierra Wireless France.

NB - Securities tendered to the French Offer shall be freely transferable and free of any liens, mortgages, pledges or other security or restriction of any kind restricting their free transfer. Sierra Wireless France reserves the right to reject any evidence provided that would not meet this requirement.

NB - In accordance with Article 232-2 of the Autorité des marches financiers’ (“AMF”) General Regulations, an order to tender securities to the Offer may be revoked at any time up to and including the day of the closing of the Offer. After that date, tenders will be irrevocable.

• Can the Offers be extended and under what circumstances?

Yes. Sierra Wireless France may be required to extend the U.S. Offer under applicable U.S. securities laws. In addition, the expiration date and any extensions of the French Offer are, under French law, determined by the AMF. If the AMF extends the French Offer for any reason, Sierra Wireless France may extend the U.S. Offer so that the U.S. Offer and the French Offer will expire on the same date. If the U.S. Offer is extended, securityholders will have until the expiration of the U.S. Offer, as so extended, to decide whether to tender.

If, as a result of the Offers, Sierra Wireless France acquires Shares (including Shares represented by ADSs) representing at least 50% plus one of Wavecom’s voting rights, the AMF will automatically reopen the French Offer for at least 10 French Trading Days. A “French Trading Day” is any day on which Euronext is open for trading. If a subsequent offering period is opened for the French Offer, Sierra Wireless France may elect to provide a subsequent offering period (the “Subsequent Offering Period”) for the U.S. Offer. In the event of a Subsequent Offering Period, Sierra Wireless France will offer the same consideration that was offered during the initial period of the Offers. Sierra Wireless France will accept any and all securities validly tendered during the Subsequent Offering Period and not properly withdrawn prior to the expiration of the Subsequent Offering Period. The payment of the consideration to the tendering securityholders for their securities tendered in the Subsequent Offering Period will occur following the expiration of such period.

• How will Wavecom securityholders be notified if the initial Offer deadline is extended?

If Sierra Wireless France extends the U.S. Offer, it will make a public announcement of the extension, by no later than 9:00 a.m., New York City time, on the next business day after the U.S. Offer was previously scheduled to expire.

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• Can a Wavecom securityholder withdraw previously tendered securities? If so, until what time?

Wavecom securityholders can withdraw securities that were previously tendered at any time until the Offers have expired. Shares, OCEANEs and ADSs tendered in the Offers may not be withdrawn during the period from the expiration of this Offer until the AMF announces the final results of the Offers and Sierra Wireless has made arrangements for payment.

In the event Sierra Wireless France provides a Subsequent Offering Period following the initial offer period, securities tendered in the Subsequent Offering Period may be withdrawn at any time prior to the expiration of such period. No withdrawal rights will apply during the Subsequent Offering Period to securities previously tendered in the Offers and accepted for payment. Sierra Wireless France will accept any and all securities validly tendered during such Subsequent Offering Period and not properly withdrawn prior to its expiration.

• If a securityholder decides not to tender, how will the Offers affect such holder’s securities?

Sierra Wireless France reserves the right to acquire all Shares (including Shares represented by ADSs) and OCEANEs that have not been tendered in the Offers pursuant to a squeeze-out transaction or a mandatory buyout followed by a squeeze-out. If Sierra Wireless France undertakes a squeeze-out transaction, securityholders will be forced to exchange their Shares, ADSs or OCEANEs for cash.

In addition, even if Sierra Wireless France is unable to, or elects not to, undertake a squeeze-out transaction, it is possible that, after completion of the Offers, the number of holders of Wavecom securities and the number of Wavecom securities that are still in the hands of the public may be so small that there will no longer be an active trading market for the Shares, ADSs or OCEANEs. Sierra Wireless France may, if possible after the Offers, cause the Shares and the OCEANEs to cease to be listed and traded on Euronext, and Sierra Wireless France currently intends to cause the ADSs to cease to be listed and traded on Nasdaq, or any other securities exchange. Sierra Wireless France also intends to cause Wavecom, as soon as permitted after the Offers, to deregister the Shares and ADSs so it may cease to make filings with the SEC or otherwise cease being required to comply with the SEC’s rules relating to publicly held companies. Sierra Wireless France may also request that Wavecom terminate the existing deposit agreement with The Bank of New York Mellon, through which the ADS program is operated.

The change in ownership of the Shares (including Shares represented by ADSs) resulting from the Offers may constitute a change of control under the terms of the OCEANEs that would give rise to a redemption right at the option of the holders of the OCEANEs.

• What if I tendered my Shares to the Gemalto offer?

The opening of the Sierra Wireless France Offer for Wavecom securities made null and void the tender of securities into the Gemalto offer.

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• What if I have not received documents relating to the French Offer. How can I obtain documents relating to the French Offer?

On January 6, 2009 the AMF published on its website a “statement of compliance” on the Offer, with respect to the Offer Document.

The Offer Document having received the AMF visa, it is now available to the public at Lazard Frères Banque (121, boulevard Haussmann 75008 Paris). It is also available on the AMF’s website (www.amf-france.org) and on the Sierra Wireless website (www.sierrawireless.com).

The document entitled “Other information on the characteristics, including legal, financial and accounting information of Sierra Wireless” can be obtained free of charge by the public at Lazard Frères Banque. It is also available on the Sierra Wireless and AMF websites.

A tombstone advertisement detailing the release of these documents was published in the French newspaper “Les Echos” on January 8, 2009.

The Reply Document (note en réponse) that received the visa of the AMF on January 6, 2009, is available to the public at Merrill Lynch Capital Markets (112, avenue Kléber 75761 Paris (France)) and Wavecom (3, esplanade du Foncet, 92442 Issy-les-Moulineaux (France)). It is also available on the AMF’s website (www.amf-france.org) and on Wavecom’s website (www.wavecom.com/Takeover_bid).

The document entitled “Other information on the characteristics including legal, financial and accounting of Wavecom” is available to the public at Merrill Lynch Capital Markets (112, avenue Kléber 75761 Paris (France)) and Wavecom (3, esplanade du Foncet, 92442 Issy-les-Moulineaux (France)). It is also available on the Wavecom and AMF websites.

• How do I tender securities into the U.S. Offer?

If you hold ADSs, complete and sign the ADS letter of transmittal provided along with the U.S. Offer to Purchase and send it, together with your ADRs and any other required documents, to the U.S. Tender Agent before the expiration of the U.S. Offer. Do not send your certificates to Sierra Wireless France, the Information Agent or the Dealer Manager.

If you hold ADSs in book-entry form, complete the confirmation of a book-entry transfer of your ADSs into the account of the U.S. Tender Agent at The Depository Trust Company, commonly known as DTC, and send either an Agent’s Message (as defined in Section 3 of the U.S. Offer to Purchase) or an ADS letter of transmittal and any other required documents to the U.S. Tender Agent before the expiration of this Offer.

If you hold Shares through a U.S. custodian, you should not complete the ADS letter of transmittal. Instead, your U.S. custodian should forward to you the form of acceptance for Shares. If you have not yet received the form of acceptance for

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Shares and instructions from your U.S. custodian, please contact your U.S. custodian directly or the Information Agent. You must instruct your U.S. custodian to deliver your Shares to the account of the U.S. Tender Agent at BNP Paribas, its French custodian, and complete and deliver the form of acceptance for Shares to the U.S. Tender Agent, in time so that each of those steps is completed prior to the expiration of the U.S. Offer. If your Shares are held in pure registered form (nominatif pur), you must first request that your Shares be converted to administered registered form (nominatif administré) or to bearer form (au porteur). The conversion takes approximately one to five French Trading Days.

If you hold Shares through a French financial intermediary, you should not complete the ADS letter of transmittal. You must instruct your U.S. custodian to deliver your Shares to the account of the U.S. Tender Agent at BNP Paribas, its French custodian, and complete and deliver the form of acceptance for Shares to the U.S. Tender Agent, in time so that each of those steps is completed prior to the expiration of this Offer. Questions and requests for assistance may also be directed to the Information Agent. If your Shares are held in pure registered form (nominatif pur), you must first request that your Shares be converted to administered registered form (nominatif administré) or to bearer form (au porteur). The conversion takes approximately one to five French Trading Days.

If you hold OCEANEs through a U.S. custodian, you should not complete the ADS letter of transmittal. Instead, your U.S. custodian should forward to you the form of acceptance for OCEANEs. If you have not yet received the form of acceptance for OCEANEs and instructions from your U.S. custodian, please contact your U.S. custodian or the Information Agent. You must instruct your U.S. custodian to deliver your OCEANEs to the account of the U.S. Tender Agent at BNP Paribas, its French custodian, and complete and deliver the form of acceptance for OCEANEs to the U.S. Tender Agent, in time so that each of those steps is completed prior to the expiration of the U.S. Offer. If your OCEANEs are held in pure registered form (nominatif pur), you must first request that your OCEANEs be converted to administered registered form (nominatif administré) or to bearer form (au porteur). The conversion takes approximately one to five French Trading Days.

If you hold OCEANEs through a French financial intermediary, you should not complete the ADS letter of transmittal. You must instruct your French financial intermediary to deliver your OCEANEs to the account of the U.S. Tender Agent at BNP Paribas, its French custodian, and complete and deliver the form of acceptance for OCEANEs to the U.S. Tender Agent, in time so that each of those steps is completed prior to the expiration of this Offer. Questions and requests for assistance may also be directed to the Information Agent. If your OCEANEs are held in pure registered form (nominatif pur), you must first request that your OCEANEs be converted to administered registered form (nominatif administré) or to bearer form (au porteur). The conversion takes approximately one to five French Trading Days.

Holders of ADSs and U.S. holders of Wavecom Shares and OCEANES who wish to tender their ADSs, Shares and OCEANEs into the U.S. Offer should carefully review the U.S. Offer to Purchase filed by Sierra Wireless France with the SEC on January 8, 2009 as Exhibit (a)(1)(i) to Sierra Wireless France’s Tender Offer Statement on Schedule TO, and follow the instructions for tendering securities described therein.

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• Who do I contact with questions about the U.S. Offer?

If you are a U.S. Holder and have any questions about how to accept the U.S. Offer, you should contact D.F. King & Co., Inc., the Information Agent, at (800) 290-6429.

• Will the brokerage and trading tax be refunded in the French Offer?

Transfer costs for Wavecom Shares sold under the centralized procedure will be paid by Sierra Wireless France in amounts up to 0.2% of the order (limited to € 200 (including VAT) per shareholder).

• Does the tender offer have tax consequences for shareholders?

The French tax consequences generally applicable to French resident shareholders who decide to tender their Shares into the Offer are detailed on page 26 (paragraph 2.15.1) of the French offer document prepared by Sierra Wireless France.

NB - The French Offer Document that received the AMF visa is required to be free to the public and can be obtained at Lazard Frères Banque (121, boulevard Haussmann 75008 Paris). It is also available on the website of the AMF (www.amf-france.org) and on the website of Sierra Wireless (www.sierrawireless.com).

If you hold Shares, OCEANEs or ADSs as capital assets for U.S. tax purposes and are a U.S. person, you will generally recognize a capital gain or loss on a sale of the securities for cash pursuant to the Offers, in an amount equal to the difference between the U.S. dollar amount received and your tax basis in the Securities. Further information regarding the tax consequences of the Offers to U.S. persons is available in the U.S. Offer to Purchase.

Because the tax consequences for a particular Wavecom securityholder depends entirely upon their own unique facts and circumstances, each securityholder should consult with their own tax advisor in order to determine what tax consequences apply in their individual case.

• Will Wavecom delist from the stock market if Sierra Wireless France acquires more than 95% of the share capital and voting rights of Wavecom?

If Shares that are not tendered to the Offers do not represent more than 5% of capital and voting rights of Wavecom, Sierra Wireless France intends to ask the AMF, within 3 months from the closing of the Offer, to implement a “squeeze-out” procedure for Wavecom Shares, pursuant to the provisions of Articles 237-14 et seq. of the General Regulations of the AMF (excluding treasury shares), requiring all shareholders to tender their Shares.

Sierra Wireless France also intends to ask the AMF, within 3 months of the closing of the Offers, to implement a “squeeze-out” procedure for the Wavecom OCEANEs if OCEANEs not tendered to the Offers, and Shares that may be issued following the conversion of Wavecom OCEANEs, do not represent more than 5% of the equity securities of Wavecom.

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In addition, Sierra Wireless France reserves the right to implement a “squeeze-out” at the end of the Offers and to request the delisting from Euronext Paris of Wavecom Shares and OCEANEs.

NB - Euronext Paris will not accept this request unless the liquidity of Shares is significantly reduced as a result of the Offers, so that the delisting of Wavecom Shares and OCEANEs would be in the interest of the market.

In addition, Sierra Wireless France may seek to delist the ADSs from Nasdaq, regardless of the whether or not the Wavecom Shares and OCEANEs are delisted from Euronext Paris.

• When would the squeeze out happen?

The squeeze-out procedure may be initiated in a period of 3 months following the closing of the French Offer.

Copies of the French Offer Document (visa No. 09-002, dated January 6, 2009) and the document entitled “Other information on the characteristics, including legal, financial and accounting information of Sierra Wireless” are available on the Sierra Wireless website (www.sierrawireless.com) and the AMF website (www.amf-france.org) and can be obtained without charge from Lazard Frères Banque, 121 Boulevard Haussmann, 75008 Paris.

Copies of the Reply Document of Wavecom (visa No. 09-003, dated January 6, 2009) and the document entitled “Other information on the characteristics, including legal, financial and accounting information of Wavecom” are available on the AMF website (www.amf-france.org) and on the Wavecom website (www.wavecom.com/Takeover_bid) and can be obtained without charge from Wavecom, 3, esplanade du Foncet, 92442 Issy les Moulineaux (France), and Merrill Lynch Capital Markets (France) SAS, 112, avenue Kléber, 75761 Paris (France).

Copies of the documents pertaining to the U.S. Offer are available free of charge at the SEC’s website (www.sec.gov) and on the website of Sierra Wireless (www.sierrawireless.com). Additionally, such documents can be obtained free of charge by contacting the D.F. King & Co., Inc., the Information Agent, at (800) 290-6429, or by writing to D.F. King & Co., Inc. at 48 Wall Street, New York, New York 10005.

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